UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

WASHINGTON BANCORP
------------------------------------------------------------------------------
(Name of Issuer)

Common Stock, Par Value $0.01 per share
------------------------------------------------------------------------------
(Title of Class of Securities)

937262103
------------------------------------------------------------------------------
(CUSIP Number)

December 31, 2001
------------------------------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

NEXT PAGE

CUSIP NO. 937262103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (Entities Only) Washington Bancorp Employee Stock Ownership Plan IRS I.D. No. 42-1452191
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Not Applicable

NUMBER OF	5	SOLE VOTING POWER
SHARES		25,591
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		24,136
REPORTING
PERSON WITH	7	SOLE DISPOSITIVE POWER
		49,727
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,727
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.2%
12	TYPE OF REPORTING PERSON EP

NEXT PAGE

CUSIP NO. 937262103

1	NAME OF REPORTING PERSON Mary Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER
SHARES		25,591 (as Trustee of ESOP)
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		24,136 (as Trustee of ESOP)
REPORTING
PERSON WITH	7	SOLE DISPOSITIVE POWER
		49,727 (as Trustee of ESOP)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,727 (as Trustee of ESOP)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.2%
12	TYPE OF REPORTING PERSON* IN

NEXT PAGE

CUSIP NO. 937262103

1	NAME OF REPORTING PERSON Stan Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER
SHARES		25,591 (as Trustee of ESOP)
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		24,136 (as Trustee of ESOP)
REPORTING
PERSON WITH	7	SOLE DISPOSITIVE POWER
		49,727 (as Trustee of ESOP)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,727 (as Trustee of ESOP)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.2%
12	TYPE OF REPORTING PERSON* IN

NEXT PAGE

CUSIP NO. 937262103

1	NAME OF REPORTING PERSON Richard L. Weeks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER
SHARES		25,591 (as Trustee of ESOP)
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		24,136 (as Trustee of ESOP)
REPORTING
PERSON WITH	7	SOLE DISPOSITIVE POWER
		49,727 (as Trustee of ESOP)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,727 (as Trustee of ESOP)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.2%
12	TYPE OF REPORTING PERSON* IN

NEXT PAGE

CUSIP NO. 937262103

1	NAME OF REPORTING PERSON James Gorham
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER
SHARES		25,591 (as Trustee of ESOP)
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		24,136 (as Trustee of ESOP)
REPORTING
PERSON WITH	7	SOLE DISPOSITIVE POWER
		49,727 (as Trustee of ESOP)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,727 (as Trustee of ESOP)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.2%
12	TYPE OF REPORTING PERSON* IN

NEXT PAGE

CUSIP NO. 937262103

1	NAME OF REPORTING PERSON Myron Graber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER
SHARES		25,591 (as Trustee of ESOP)
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		24,136 (as Trustee of ESOP)
REPORTING
PERSON WITH	7	SOLE DISPOSITIVE POWER
		49,727 (as Trustee of ESOP)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,727 (as Trustee of ESOP)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.2%
12	TYPE OF REPORTING PERSON* IN

NEXT PAGE

CUSIP NO. 937262103

1	NAME OF REPORTING PERSON Rick Hofer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER
SHARES		25,591 (as Trustee of ESOP)
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		24,136 (as Trustee of ESOP)
REPORTING
PERSON WITH	7	SOLE DISPOSITIVE POWER
		49,727 (as Trustee of ESOP)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,727 (as Trustee of ESOP)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.2%
12	TYPE OF REPORTING PERSON* IN

NEXT PAGE

CUSIP NO. 937262103

1	NAME OF REPORTING PERSON Dean Edwards
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER
SHARES		25,591 (as Trustee of ESOP)
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		24,136 (as Trustee of ESOP)
REPORTING
PERSON WITH	7	SOLE DISPOSITIVE POWER
		49,727 (as Trustee of ESOP)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,727 (as Trustee of ESOP)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.2%
12	TYPE OF REPORTING PERSON* IN

NEXT PAGE

CUSIP NO. 937262103

1	NAME OF REPORTING PERSON J. Richard Wiley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER
SHARES		25,591 (as Trustee of ESOP)
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		24,136 (as Trustee of ESOP)
REPORTING
PERSON WITH	7	SOLE DISPOSITIVE POWER
		49,727 (as Trustee of ESOP)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,727 (as Trustee of ESOP)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.2%
12	TYPE OF REPORTING PERSON* IN

NEXT PAGE

ITEM 1(a)	Name of Issuer: Washington Bancorp (the "Corporation")
ITEM 1(b)	Address of Issuer's Principal Executive Officers: 102 East Main Street, Washington, Iowa 52353
ITEM 2(a)	Names of Persons Filing:

Washington Bancorp, Inc. Employee Stock Ownership Plan (the "ESOP").

Mary Levy, Stan Carlson, Richard L. Weeks, James Gorham, Myron Graber, Rick Hofer, Dean Edwards and J. Richard Wiley (the "Trustees"), the trustees of the ESOP. The Trustees may also be deemed to beneficially own the shares held by the ESOP.

ITEM 2(b)	Address of Principal Business Office:

The business address of the ESOP is:

102 East Main Street, Washington, Iowa 52353

The business address of the Trustees are:

102 East Main Street, Washington, Iowa 52353

ITEM 2(c)	Citizenship: The Trustees are citizens of the United States.
ITEM 2(d)	Title of Class of Securities: Common stock, par value $.01 per share (the "Common Stock").
ITEM 2(e)	CUSIP Number: 937262103
ITEM 3	If this statement is filed pursuant to Section 240.13d-2(b) or (c), check whether the person filing is:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	[X]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

NEXT PAGE

ITEM 4	Ownership:

The ESOP holds an aggregate of 49,727 shares of Common Stock (10.2% of the outstanding shares). The ESOP has sole voting power with respect to shares held by it which have not been allocated to participant accounts, shared voting power with respect to shares held by it which have been allocated to participant accounts and sole dispositive power with respect to all shares (allocated and unallocated) held by the ESOP.

The Trustees may be deemed to beneficially own the 49,727 shares held by the ESOP. However, the Trustees expressly disclaim beneficial ownership of all of such shares.

Other than the shares held by the ESOP (of which the Trustees expressly disclaim beneficial ownership), below is the beneficial ownership of the individual Trustees of shares of common stock of the issuer:

Individual Trustee	Beneficial Ownership
Mary Levy	10,945
Stan Carlson	40,729
Richard L. Weeks	22,600
James D. Gorham	4,445
Myron L. Graber	10,440
Rick R. Hofer	11,945
Dean Edwards	4,382
J. Richard Wiley	2,402

Includes shares which certain of the Trustees have the right to acquire pursuant to options which were exercisable as of or which became exercisable within 60 days after December 31, 2001, as follows: Mrs. Levy 2,818 shares; Mr. Carlson 16,437 shares; Mr. Weeks 564 shares; Mr. Gorham 2,818 shares; Mr. Graber 2,818 shares; Mr. Hofer 1,040; and Mr. Edwards 2,255 shares.

Pursuant to the ESOP, participants in the ESOP are entitled to instruct the Trustees as to the voting of the shares allocated to their ESOP accounts. On each issue with respect to which shareholders are entitled to vote, the Trustees are required to vote the shares held by the ESOP which have not been allocated to participant accounts in the manner directed under the ESOP.

NEXT PAGE

ITEM 5	Ownership of Five Percent or Less of a Class: Not Applicable.
ITEM 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.
ITEM 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.
ITEM 8	Identification and Classification of Members of the Group: Not Applicable.
ITEM 9	Notice of Dissolution of Group: Not Applicable.

NEXT PAGE

ITEM 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WASHINGTON BANCORP EMPLOYEE STOCK OWNERSHIP PLAN
Date: February 11, 2002	By: /s/ Mary Levy Mary Levy, Director, as Trustee
Date: February 11, 2002	By: /s/ Stan Carlson Stan Carlson, Director, as Trustee
Date: February 11, 2002	By: /s/ Richard L. Weeks Richard L. Weeks, Director, as Trustee
Date: February 11, 2002	By: /s/ James Gorham James Gorham, Director, as Trustee
Date: February 11, 2002	By: /s/ Myron Graber Myron Graber, Director, as Trustee

NEXT PAGE

Date: February 11, 2002	By: /s/ Rick Hofer Rick Hofer, Director, as Trustee
Date: February 11, 2002	By: /s/ Dean Edwards Dean Edwards, Director, as Trustee
Date: February 11, 2002	By: /s/ J. Richard Wiley J. Richard Wiley, Director, as Trustee

NEXT PAGE

February 11, 2002

Washington Bancorp Employee
Stock Ownership Plan
102 East Main Street
Washington, Iowa 52353

Dear Sir/Madam:

This letter hereby confirms the agreement and understanding between you and the undersigned that the Schedule 13G being filed with the Securities and Exchange Commission on or about this date is being filed on behalf of each of us.

Sincerely,

By: /s/ Stan Carlson Stan Carlson President & CEO Director

WASHINGTON BANCORP EMPLOYEE
STOCK OWNERSHIP PLAN

By: /s/ Mary Levy Mary Levy, Director, as Trustee	By: /s/ Myron Graber Myron Graber, Director, as Trustee
By: /s/ Stan Carlson Stan Carlson, Director, as Trustee	By: /s/ Rick Hofer Rick Hofer, Director, as Trustee
By: /s/ Richard L. Weeks Richard L. Weeks, Director, as Trustee	By: /s/ Dean Edwards Dean Edwards, Director, as Trustee
By: /s/ James Gorham James Gorham, Director, as Trustee	By: /s/ J. Richard Wiley J. Richard Wiley, Director, as Trustee